September 12, 2008

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File No. 0-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares, incorporated under the laws of the Republic of Singapore (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2007 Form 20-F”) set forth in your letter dated July 31, 2008 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 3.  Key Information

D. Risk Factors, page 4

1.
We note that you repeat some disclosure in several risk factors.  For example, you discuss the risk of government policies and regulations, such as the Anti-Internet Addiction Regulations, in the People’s Republic of China on pages 14 and 15.  This section is intended to be a summary of more detailed discussions contained elsewhere in the document.  In future filings, please consider revising the section to eliminate redundancies and make the disclosure more concise.  See Instructions to Item 3.D of Form 20-F.

Response:

The Company acknowledges the requirement in Item 3.D of Form 20-F that the Risk Factors section is intended to be a summary of more detailed discussion contained elsewhere in the document.  In future Form 20-F filings, the Company will revise the Risk Factors section to eliminate redundancies and make the disclosure more concise.

Item 4.  Information on the Company

History and Development of our Company, page 18

2.
You state on page 20 that since disposing of your music distribution business in 2005 and acquiring a gaming software provider in 2004 and the online games business in 2006, you have become a major provider of gaming software and online gaming services and online games.  Please provide the basis for this statement regarding your competitive position.

Response:

As far as the Company’s management is aware, there are no commonly accepted industry standard measures or benchmarks for the Company’s products and service lines.  Management believes that different companies, even within the same industry and offering similar products, use different metrics to assess their respective competitive positions.  That said, management believes, on the basis of its understanding of the industry, that it has become a major provider of gaming software and online gaming services and online games in recent years.  Support for this belief rests on the market position of the Company's gaming software, which is operated by its licensees, and the online gaming services and online games offered by its majority-owned subsidiaries.  For example:

•
The online Mahjong and Asian card games business operated by the Company’s subsidiary, Hoshin GigaMedia Center Inc. FunTown Branch and FunTown Hong Kong Limited (“FunTown”), is among one of the two highest-grossing online Mahjong and Asian card games businesses in Taiwan and Hong Kong as of May 31, 2008, according to the Company’s internal estimates.

•
FreeStyle Basketball offered by the Company’s subsidiary T2CN Holding Limited (“T2CN”) is among the most popular online basketball games in the PRC based on the Company's estimates of registered users.

•
Everest Poker, gaming software operated by the Company licensees, ranked sixth among online poker websites worldwide in terms of the average number of cash players based on the Online Poker Traffic Report published in August 2008 by an independent online poker traffic tracker, Poker Scout.  As indicated in the Company's disclosure on page 23 of the 2007 Form 20-F, Everest Poker was also named the Poker Operation of the Year in 2007 by e-Gaming Review, an independent online gaming industry journal.

In future Form 20-F filings, the Company will consider providing a more detailed and specific discussion of its competitive position.  The Company will also consider revising the sentence referenced in the Staff's comment in light of any future changes in its competitive position.

Item 6.  Directors, Senior Management and Employees

C.  Board Practices, page 72

3.
Item 6(c)(2) of Form 20-F requires disclosure of directors’ service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement.  Please tell us why you have not included disclosure of this kind in this section.

Response:

In response to the Staff’s comment, the Company confirms for the Staff that the Company and its subsidiaries do not have directors’ service contracts providing for benefits upon termination of employment.  The Company will provide the information called for by Item 6(c)(2) of Form 20-F, or an appropriate negative statement, in future Form 20-F filings.

Item 8.  Financial Information

Information on Legal or Arbitration Proceedings, page 77

4.
You disclose a class action lawsuit that was filed in the U.S. District Court for the Southern District of New York in December 2001.  In future filings, please explain more clearly the factual basis alleged to underlie legal proceedings and identify all parties.

Response:

In response to the Staff’s comment, the Company proposes supplementing the disclosure in future filings to provide further clarity on the factual basis alleged to underlie the class action lawsuit.  The Company intends to provide further details on the plaintiffs, the putative classes they seek to represent and their specific allegations, among other details.

With respect to the Staff’s suggestion to identify all parties to the legal proceedings, the Company intends to provide further details on the parties involved, including the categories of plaintiffs and defendants, in future filings.  The Company respectfully advises the Staff that the named defendants in the class action lawsuit includes approximately 300 other issuers, as well as all their underwriters, directors and officers.  The Company will consider for future filings whether the disclosure of the identities of all parties to the lawsuit would be meaningful to investors or whether disclosure regarding the categories of plaintiffs and defendants would be more appropriate.  The Company also respectfully submits to the Staff that the information about the plaintiffs and defendants is already available publicly from court documents.  In addition, several other issuers involved in the same litigation have not named all parties to the litigation in their respective annual report filings on Forms 10-K and 20-F with the Commission.

Item 10.  Additional Information

H.  Documents on Display, page 93

5.	We note that the address for the U.S. Securities and Exchange Commission is 100 F Street, NE, Washington, DC 20549. In future filings, please make this correction.

Response:

The Company will make this correction in future filings.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk, page 94

6.
You disclose that the company is subject to market risks related to foreign currency exchange rates and interest rates.  You do not appear to have provided quantitative disclosure regarding these market risks, in the form of tabular disclosure, sensitivity analysis, or value at risk disclosures, as required by Item 11(a)(1) of Form 20-F.  Please explain.

Response:

The Company respectfully submits to the Staff that it is the Company’s understanding and belief that Item 11 disclosure applies to material market risk only.  Based on sensitivity analyses conducted for the Company’s market risk sensitive instruments as of December 31, 2007, namely, those instruments subject to foreign currency exchange risk and interest rate risk, the Company determined that the magnitude of selected hypothetical changes to such market risks on its financial results was not material, as discussed below.

Instruments subject to foreign currency exchange rate risk:

Based on a sensitivity analysis of the Company’s exposure to foreign currency exchange rate risk related primarily to its bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10 percent change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of approximately 0.4 percent in the

Company’s total equity as of December 31, 2007, and a change of 0.4 percent in the Company’s projected net income in 2008.

Instruments subject to interest rate risk:

Based on a sensitivity analysis of the Company’s exposure to interest rate risk related primarily to its short-term borrowings, a hypothetical 10 percent change in the underlying variable interest rates of its short-term borrowings would result in a change of approximately 0.2 percent in the Company’s projected net income in 2008.

The Company acknowledges that in its 2007 Form 20-F filing, the Company included marketable securities, primarily in the form of fixed-income or money market investment funds, as part of the its interest rate sensitivity disclosure.  After a careful assessment, the Company determined that the variations in fair value of these marketable securities do not have direct relationship with interest rates changes and thus should have been removed from the interest rate sensitivity disclosure.  In its future filings, the Company undertakes to include only those instruments deemed subject to market risk based on its analysis in the interest rate sensitivity disclosure.

Item 15.  Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 96

7.
You state that there have not been any “significant” changes in your internal control over financial reporting during the year covered by your Form 20-F that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Item 15(d) of Form 20-F requires this disclosure to be without qualification as to significance.  In your response letter, please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the year ended December 31, 2007.  In addition, confirm that your future periodic filings will include language consistent with Item 15(d) of Form 20-F.

Response:

In response to the Staff’s comment and in compliance with Item 15(d) of Form 20-F, the Company confirms that there were no changes that materially affected or were reasonably likely to materially affect its internal control over financial reporting during the year ended December 31, 2007.  In addition, the Company confirms that it will include language consistent with Item 15(d) of Form 20-F beginning with the Company’s annual report on Form 20-F for the year ended December 31, 2008 and in future Form 20-F filings.

Item 18.  Financial Statements

Note 1.  Business Overview, Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Gaming Software and Services Revenues, page F-11

8.
We note your discussion of the Company’s revenue recognition policy for gaming software and services revenue focuses on UIM’s revenue generating activities.  We further note, however, that UIM is not the only customer that purchased your online gaming software products and related services.  Please provide your revenue recognition policy for sales of your software licenses and related services to the Company’s other licensees (excluding UIM).  Tell us how you applied the guidance in SOP 97-2 in accounting for such sales.  Also, please clarify whether these arrangements are considered multiple-element arrangements involving the sale of both product and services and if so, tell us how you account for such arrangements (including how you establish VSOE of fair value for the various elements) pursuant to SOP 97-2.  Further, please provide a breakdown of such revenues between product and services.

Response:

During fiscal 2005 and 2006, Ultra Internet Media, S.A. (“UIM”) was the Company’s sole licensee.  While UIM remained the Company’s major licensee during fiscal 2007, the Company entered into a software licensing agreement (the “Licensing Agreement”) with Lap Top Finance Group Ltd. (“Lap Top”) in June 2007.  Pursuant to the Licensing Agreement, Lap Top obtained a software license within specified territories and obtained rights to certain online game services utilizing the Company’s game server software and client software, for a period of two years from Lap Top’s commercial launch of such services.  However, Lap Top failed to launch the game services successfully in 2007, and did not pay any license fees to the Company.  As the Company did not recognize any revenues related to this Licensing Agreement, there was no accounting impact on the Company’s 2007 financial statements.  Accordingly, the Company did not consider applying any accounting guidance, including SOP 97-2, for this Licensing Agreement.

In March 2007, the Company entered into a separate transaction with Lap Top pursuant to a service agreement (the “Service Agreement”) to provide certain technical services within a defined service period.  The service period was from April 1 to June 30, 2007 and the technical services included setup of database server, server management, collection of product information, quality assurance and provision of operation support systems.  The Company received a total payment of US$300,000 in March 2007 under the Service Agreement, which payment was not subject to refund or forfeiture or contingent in any way to the completion of services under the Licensing Agreement.  The Company had also delivered all the aforementioned technical services to Lap Top during the service period.  The Company has considered guidance provided in AICPA TPA 5100.39 and concluded that the Service Agreement and the Licensing Agreement are separate contracts.  Accordingly, the

Company recognized service revenues of US$300,000 under “gaming software and service revenues” over the service period in accordance with its general revenue recognition policy, which is outlined in Note 1 to its consolidated financial statements (page F-11 of the 2007 Form 20-F).

Note 4.  Divestitures

Divestiture – ADSL Business, page F-33

9.
We note that you sold your ADSL Internet access and services business to Webs-TV Digital International Corporation for total cash consideration of $18.1 million.  Tell us how you determined the allocation of the $18.1 million sales price between $8.9 million for the sale of the ADSL business and $9.2 million for the sale of agreed upon services and the continued use of the Company’s brand.  Also, tell us how you determined the $7.7 million gain from this sale.  In this regard, please tell us whether the gain was calculated based on the $18.1 million total cash consideration or the $8.9 million that was allocated to the sale of the ADSL business.  Also, tell us how you determined that gain recognition at the time of sale was appropriate given the Company’s continuing obligations.  Further, if you separately accounted for the $9.2 million sale of services then please tell us how you recorded this transaction in your financial statements.  Also, please provide the specific accounting literature you relied upon in accounting for these transactions.

Response:

In May 2006, the Company entered into an asset purchase and sale agreement to sell its ADSL business to Webs-TV.  The sale of the ADSL business included GigaMedia’s ADSL related equipment, business contracts, and subscription contracts between GigaMedia and approximately 62,000 ADSL subscribers.  Legal title to ADSL assets and legal control of the ADSL business were transferred to Webs-TV upon contract closing.  Concurrently and in connection with the asset purchase and sale agreement, the Company agreed to (1) license its brand name to Webs-TV for a period of 5 years, (2) provide bandwidth supply service through December 2007, and (3) provide transition services which covered billing support, advisory, and administrative services relating to the ADSL business.

According to comments made by a member of the Staff at the 2002 AICPA Conference on Current SEC Developments, a single disposition may comprise of several elements and each element should be analyzed separately.  While there is no specific guidance on determining what is considered a discrete deliverable that should be evaluated for separation, the Company believed the customer’s perspective (among other things) should be considered in such a determination.  In making this determination, the Company considered the following:

1.	Whether the activity being performed is at the request of the customer and for the customer’s sole benefit apart from any other product or service in the transaction;

2.	Whether the other deliverables in the transaction can be performed without the activity or product in question being performed or delivered; and

3.	Whether the skills or equipment required to perform the activity are specialized and are not readily available in the marketplace.

The Company concluded that the divestiture of its ADSL business could be separated into four discrete deliverables consisting of (i) the sale of ADSL business, (ii) the license of its brand name, (iii) the provision to provide bandwidth supply, and (iv) the provision to provide transition services.  In making this determination, the Company considered the following:

1.
Legal title to the ADSL assets and legal control of ADSL business were transferred to Webs-TV upon contract closing.  The Company believed Webs-TV could continue the customer relationship with these subscribers without using its brand name.  The bandwidth service, although necessary to run the ADSL operation, is readily available in the market place.  The transition services provided by the Company were merely an administrative support function which could be performed by other consultant firms.  Accordingly, the sale of the ADSL business was considered to be a discrete deliverable.

2.
The license of the brand name is considered a separate component from the sale of the ADSL business because the legal title of the brand name was not transferred together with the ADSL assets and related business.  The separation between brand name and the Internet access and services (“ISP”) operations is further demonstrated by established market practice in the Taiwan consumer ISP market. In addition to offering ISP services under its own brand directly to its retail subscribers, the Company also provides full-solution, non-branded ISP products to its cable partners who then re-offer such products under their own brands.  Furthermore, Webs-TV can use the Company’s brand name without using the Company’s ongoing bandwidth supply services and the transition services.  The right to the use of the Company’s brand name is not conditioned upon Webs-TV’s purchase of bandwidth service from the Company, or the provision of transition services by the Company.  Webs-TV can decide not to use the Company to provide the ongoing bandwidth supply and transition services by outsourcing from other third party suppliers.  Accordingly, the license of the Company’s brand name was considered to be a discrete deliverable.

3.
The bandwidth supply services are readily available in the market place and Webs-TV can purchase the services from other suppliers without using the Company’s brand name or transition services.  Accordingly, the provision of bandwidth supply services was considered to be a discrete deliverable.

4.
The transition services are purely administrative support.  The provision of these services was to minimize the business disruption during the transfer.  Webs-TV could conduct these billing and administrative services by hiring additional employees or obtaining such services from outside consultants.  Accordingly, the provision of transition services was considered to be a discrete deliverable.

Given that there were multiple deliverables in the arrangement with total consideration of US$18.1 million, the Company allocated the overall proceeds to the individual elements based on the relative fair value on the assets that were disposed and services to be delivered. The concept of multiple element transactions is discussed in accounting literature such as Emerging Issues of Task Force Abstracts 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. Paragraph 12 of EITF 00-21, which discusses revenue arrangements with multiple deliverables, notes that consideration should be allocated to separate units based on their relative fair values if there is objective and reliable information.  Further, paragraph 39 of FASB Statement No. 142, Goodwill and Other Intangible Assets, states that goodwill allocated to a disposed business shall be based on the relative fair values of the businesses being disposed and retained.  The Company believed that allocation of the total price based upon the relative fair values of the discrete elements is a reasonable and supportable methodology.  The following summarizes the determination of fair value, the basis of allocation and the Company’s accounting treatment:

ADSL business:

The fair value of ADSL business of US$8.9 million was determined by taking the average of market and income approaches.  For the income approach, the Company used a discounted cash flow method to convert expected future economic benefits into a present value.  The expected future economic benefits were derived from projected net cash flow attributed to shareholders.  The discount rate was assumed to be the weighted average cost of capital (WACC), considering a risk-free rate, market return, and industry beta.  As for the market approach, the Company identified comparable public companies to apply appropriate financial metrics to, in order to estimate the value of its ADSL business.  Taking into account the marketability of public companies, the Company also adjusted the value by using an appropriate marketability discount.  The Company believes that the use of these approaches is consistent with widely accepted valuation practices.  The gain on disposal of the ADSL business of US$7.7 million was recognized immediately upon the contract closing, based on the US$8.9 million fair value of the ADSL business after deduction of the ADSL business’ net asset value and related transaction costs.

Brand name:

The Company estimated the fair value of the brand name, which was US$0.9 million, using the income approach which focuses on the income-producing capability of an asset.  The income approach incorporates the calculation of the present value of future economic benefits over the periods that the Company grants the brand name to Webs-TV.  Fair value was derived by discounting expected cash flows over the contractual term using a rate of return that incorporates the risk-free rate and risks associated with the ADSL business.  The expected cash flow was derived from the royalty rate as a percentage of the ADSL revenue, which was at a rate based on comparable market data.

Although there is no specific authoritative guidance on revenue recognition of intellectual property (other than software and motion pictures), the Company adopted an approach similar to accounting for leases which is generally accepted in practice (the “lease model”). The lease model analogizes the licensing of intellectual property to leasing as the benefit of the license is derived or delivered over the term of the license. Under this model, revenue is recognized on a systematic basis over the term of the licensing arrangement. Accordingly, upon the commencement of the license term, the Company recognized the license fees US$0.9 million as deferred revenue and amortized this amount ratably over the five-year license period.  Upfront payments attributable to the brand name were discounted and related interest revenue was recognized using the effective interest rate method.

Bandwidth supply:

The fair value of bandwidth supply of US$8.1 million was determined based on similar bandwidth services that the Company sold to other customers on a separate basis.  Additionally, such bandwidth supply services are available from other service providers.  The Company applied SAB 104 and recognized related bandwidth revenue from May 2006 to December 2007 when related services were provided.

Transition service:

The Company determined that the fair value of transition services was US$0.2 million based on a mutually agreed-upon scope of the transition services, the value of which was derived from comparable consulting rates multiplied by total estimated employee hours based on the scope of service agreement.  The Company applied SAB 104 and recognized related transition service revenue when related services were provided.

With respect to the Staff’s comment on the appropriateness of gain recognition at the time of sale given the Company’s continuing obligations, the Company considered the guidance provided in Staff Accounting Bulletins (SAB) Topics 5-E and 5-U.

SAB Topic 5-E indicates that a gain can only be recognized when the risks of the disposed business have been transferred to the buyers.

According to the terms of the agreements, the Company continued to provide brand name, bandwidth and transition services to Webs-TV.  However, the license of brand name did not involve the Company in any of the buyer’s operations.  The bandwidth supply service is a separate customer deliverable which the Company sells on a stand-alone basis and there are other service providers available in the market place.  The nature of the transition service was to ensure and facilitate the orderly transfer of business operations, thus allowing the buyer sufficient time to prepare for the transfer of activities and to limit the risk of business disruption.  The Company assessed the terms and rights conveyed by the agreements and concluded that it could not exert significant influence over the operating and/or financial policies of the disposed ADSL business.  Risks associated with the disposed ADSL business were considered transferred to Webs-TV given that (1) the Company was not involved in Webs-TV’s managerial function; (2) the collection of sales proceeds was reasonably assured and not dependent on the future success of the disposed ADSL business; and (3) the Company did not provide guarantees on behalf of Webs-TV for its debt or contract performance.  The Company also assessed whether Webs-TV was a VIE and concluded that it did not contain the characteristics of a VIE pursuant to the provisions of FIN 46R.

The Company also considered the guidance provided in SAB Topic 5-U. The Company had evaluated the financial position of Webs-TV and concluded that it had sufficient equity capital and financial resources for the Company to realize the sales proceeds received in the transactions.  Accordingly, gain recognition on the divestiture of the ADSL business at the time of disposal was considered to be appropriate.

Note 11.  Marketable Securities – Noncurrent, page F-43

10.
We note that the Company accounts for its investments in convertible preferred stock of certain entities as available-for-sale debt securities pursuant to SFAS 115.  Please explain further the redemption rights for each of your preferred stock investments (T2CN, Infocomm Asia, Neostorm and XL) that were outstanding at December 31, 2006 and 2007.  In this regard, tell us the conditions upon which these securities are redeemable and tell us how you considered the guidance in EITF 02-14 in determining that such redemption rights are substantive.  Also, tell us how you considered the other factors in EITF 02-14 (i.e. subordination or risks and rewards of ownership) in concluding that these investments are not in-substance common stock.  In addition, we note that during fiscal 2008 the Company invested in the preferred stock of Access China and SuperCup.  Please tell us whether you are accounting for these investments under SFAS 115 and if so, please also address the Staff’s comments noted herein as it relates to these investments.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

T2CN

On April 27, 2006, the Company entered into a shareholders’ agreement and a subscription agreement with T2CN, pursuant to which the Company invested US$15 million to acquire 7,500,000 voting preferred shares, convertible into 7,500,000 common shares, or an approximately 19.02 percent total ownership interest in T2CN.

The convertible preferred shares had a liquidation preference equal to 1.2 times the original investment plus compound annual interest of 15 percent.  Such convertible preferred shares were entitled to cumulative dividends at 8 percent per annum and redeemable at their original issue price, plus a compound annual interest of 10 percent of such amount over the repayment period, after December 31, 2009, upon request by the holders of at least 50 percent of the preferred shareholders.

In 2007, the Company consolidated T2CN, whereby all the preferred shares have been converted into common shares.

Infocomm Asia

On December 7, 2006, the Company entered into a subscription agreement and a shareholders’ agreement, which was amended on February 2, 2007, with Infocomm Asia. Pursuant to the terms of the agreement, the Company invested US$10 million in Infocomm Asia and obtained 500,000 voting preferred shares convertible into Infocomm Asia’s common shares on a 1:1 basis.  In the event that the Company’s preferred shares are fully converted, the Company’s percentage ownership in Infocomm Asia’s common equity on an as converted basis would equal 32.26 percent and 28.43 percent as of December 31, 2006 and December 31, 2007, respectively.

The convertible preferred shares have a liquidation preference, pursuant to which the Company is entitled to receive, prior to and in preference to any distribution to the holders of ordinary shares or any other class of preferred shares, an amount per share equal to its issue price over the issue price of any other class of preferred shares, plus all declared but unpaid dividends thereon, and are redeemable on the fifth anniversary from January 12, 2007, or upon the redemption of any other class of preferred shares, whichever is earlier.  The redemption amount is equivalent to the preferred share issue price plus interest accrued at the rate of 10 percent per annum compounded annually, less any declared and paid dividends.

Neostorm

On October 15, 2007, the Company entered into a shareholders’ agreement and a share purchase agreement with Neostorm.  Pursuant to the terms of the agreement, the Company invested approximately US$5.6 million in Neostorm and obtained 25,000 voting preferred shares convertible into an approximate 33.3 percent holding in Neostorm’s common shares.

The convertible preferred shares have a liquidation preference which equals the original issue price plus a compound interest at 12 percent per annum, and are redeemable six years after the closing date upon request by the holders of at least 50 percent of the then total issued and outstanding preferred shares.  The redemption amount is equivalent to the original issue price, plus a compound interest rate of 10 percent per annum of the original issue price over the investment period commencing from the closing date, and dividends or other distributions accrued thereon but unpaid as of the redemption date.

XL

On December 3, 2007, the Company entered into a shareholders’ agreement and a share purchase agreement with XL.  Pursuant to the terms of the agreement, the Company invested approximately US$5.5 million in XL and obtained 800,000 voting preferred shares convertible into an approximate 14.55 percent holding in XL’s common shares.

The convertible preferred shares have a liquidation preference which equals the original issue price plus a compound interest at 15 percent per annum, and are redeemable six years after the closing date upon request by the holders of at least 50 percent of the then total issued and outstanding preferred shares.  The redemption amount is equivalent to the original issue price, plus a compound interest rate of 9.5 percent per annum of the original issue price over the investment period commencing from the closing date, and dividends or other distributions accrued thereon but unpaid as of the redemption date.

EITF 02-14 Analysis

Each of the foregoing investments was structured to protect the Company by having a redemption amount equal to the initial investment and certain adjustments based on pre-agreed dividends and interest rate.  Given the capital structure of each of the preferred share investee as at December 31, 2006 and 2007, the Company had the ability to exercise the redemption rights in each of the Company’s preferred share investments at its sole discretion, subject to the timing restrictions outlined above.

For each investment, the Company reviewed detailed business plans and forecasts.  Based on these business plans and forecasts, the Company believed that, as of the date the investments were made, the investees would have the ability to pay the redemption amount.  The Company further considered Example 6 of EITF 02-14, in which guidance was provided to evaluate investee’s obligation to transfer value.  Based on the terms of these investments, the common shareholders do not have similar redemption features.  The Company believes the investees’ obligation to transfer value is substantive because (1) the investments are redeemable at the principal value plus accrued interest and/or unpaid dividends, which are substantive as compared to the fair value of the investment, and (2) based on the Company’s expectation as of the date that the investment was made, the investee had the ability to pay the redemption amount.

According to EITF 02-14, all three of the characteristics outlined in paragraph 6 of EITF 02-14 must be substantially similar to those of the investee’s common stock in order for an investment to meet the definition of in-substance common stock.  The Company believes that the above preferred stock investments are not substantially similar to an investment in the investees’ common stock after evaluating the characteristics as described in paragraph 6(c) of EITF 02-14.  The Company had the expectation that the investees were transferring substantial value to it in a manner which the common shareholders did not have available to them.  According to the guidance provided in Example 6 of EITF 02-14, if the investor determines that any one of the characteristic indicates that  an investment in an entity is not substantially similar  to an investment in that entity’s common stock, the investee is not in-substance common stock.  Thus the Company did not consider other factors, such as subordination or risks and rewards of ownership, to conclude that these investments are not in-substance common stock.

Access China

On January 18, 2008, the Company entered into a shareholders’ agreement and a share purchase agreement with Access China, pursuant to which the Company made an initial investment of US$3 million to acquire 12,857,143 shares of convertible preferred stock convertible into an approximately 30 percent holding in Access China common shares.

The convertible preferred shares have a liquidation preference equal to 1.2 times the original investment plus compound annual interest of 15 percent, are entitled to receive cumulative dividends at 8 percent per annum on the original issue price, and are redeemable three years after the closing date upon request by the holders of at least 50 percent of the then total issued and outstanding preferred shares.  The redemption amount is the original issue price, plus a compound interest rate of 8 percent per annum of the original issue price over the investment period commencing from the closing date, and the dividends or other distributions accrued thereon but unpaid as of the redemption date.

In 2008, the Company conducted an analysis similar to those conducted in 2006 and 2007 (including considering the provisions of EITF 02-14), and concluded that its investment in Access China has substantive redemption features.  At the date of investment, the Company believed that Access China would have the ability to pay the redemption amount and thus the investment was not in-substance common stock.  Based on the guidance provided in Financial Accounting Standards Board Implementation Guides (Q&A) 115, Question 9, the Company accounted for the redeemable preferred stock investment in Access China as a debt security under SFAS 115.

SuperCup

On May 15, 2008, the Company entered into a share purchase agreement and a shareholders’ agreement with SuperCup, pursuant to which the Company made an investment of US$2.0 million to acquire 4,500 shares of redeemable convertible preferred stock convertible into an approximately 45 percent holding in SuperCup common shares.  The Company determined that SuperCup is a variable-interest entity and consolidated the financial statements of SuperCup in accordance with FIN 46R.

11.
In addition, we note that the Company concluded that the estimated fair values of your noncurrent marketable securities approximate their carrying costs.  Please provide the estimated fair values for each investment and describe the valuation techniques and assumptions used in determining such values.

Response:

The Company evaluated the estimated fair value for each of its noncurrent marketable securities as of December 31, 2006 and 2007 as follows:

2006 Investments

T2CN:

The Company estimated the fair value of T2CN as of December 31, 2006 (the “Valuation Date”) through the application of an income approach technique known as the discounted cash flow method.  Future values of T2CN were discounted to present values as at the Valuation Date.  Under this method, the estimated fair value is calculated based on the present value of future economic benefits to be derived from projected sales income.  Indications of fair value were developed by discounting projected future net cash flows available to shareholders to their present value.  The discount rate was assumed to be the weighted average cost of capital (WACC) of T2CN, which was calculated to be approximately 18%.  The Company arrived at this estimate by considering various factors, including the risk-free interest rate available within the market, the industry average beta, market return and other adjustments including size premium, illiquidity premium, and country premium.

Once calculated, the fair value of T2CN was then allocated to common shares, preferred shares and options based on an allocation method known as the Option-Pricing Method suggested by AICPA.

The Option-Pricing Method treats common stock and preferred stock as call options based on the enterprise’s fair value, with exercise prices based on the liquidation preference of the preferred stock.  Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.  Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated.  The Company adopts the Option-Pricing Method extracted from the AICPA’s Practice Aid, which has commonly used the Black-Scholes model to price the call option.

The major assumptions used in the Option-Pricing Model included volatility which was calculated based on reference to the industry average, and expected life which was determined based on the expected timing of triggering events.

Based on the valuation techniques and assumptions described above, the fair value of T2CN as of December 31, 2006 was estimated to be US$15.2 million, which was determined to be not significantly different from the carrying value of the preferred shares of US$15.0 million. Thus, no adjustment to the carrying value was considered necessary.

Infocomm Asia:

The Company made an investment in Infocomm Asia on December 7, 2006.  Since (1) the time period between the closing date and the year-end date, December 31, 2006, was relatively short and (2) there were no significant events that occurred or circumstances that changed between the closing date, the year-end date, or the Company’s financial statement issuance date, the Company concluded that the estimated fair value of Infocomm Asia was not significantly different from the carrying value of the investment as of December 31, 2006 which was equal to the original investment value of US$10.0 million.

The fair value was further supported by a market transaction that took place in March 2007, before issuance of the Company’s financial statements.  In March 2007, Infocomm Asia issued the same class of preferred shares as the Company purchased on December 7,

2006 at the issue price per share (US$20) to a third party, which was the same issue price that the Company paid for its preferred shares in December 2006.

2007 Investments

Infocomm Asia:

Similar to the valuation techniques used in determining the fair value of T2CN in 2006, the fair value of Infocomm Asia at December 31, 2007 was estimated using the discounted cash flow method.  Once calculated, the fair value was then allocated to the preferred shares and common shares using the Option-Pricing Method.

The WACC was assumed to be approximately 17%.  The Company arrived at this estimate by considering similar factors to those used in its 2006 investment in T2CN.

The major assumptions used in the Option-Pricing Model included volatility which was calculated based on reference to the industry average, and expected life which was determined based on the expected timing of triggering events.

Based on the valuation techniques and assumptions described above, the fair value of Infocomm Asia as of December 31, 2007 was estimated to be US$10.3 million,, which was determined to be not significantly different from the carrying value of the preferred shares of US10.0 million.  Thus, no adjustment to the carrying value was considered necessary.

Neostorm:

The Company made an investment in Neostorm on October 15, 2007.  Since (1) the time period between the closing date and the year-end date, December 31, 2007, was relatively short and (2) there were no significant events that occurred or circumstances that changed between the closing date, the year-end date, or the Company’s financial statement issuance date that would indicate that the fair value of the investment was different from the carrying amount at December 31, 2007, the Company concluded that the estimated fair value of Neostorm was not significantly different from the carrying value of the investment as of December 31, 2007 which was equal to the original investment value of US$5.6 million.

XL:

The Company made an investment in XL on December 3, 2007.  Since (1) the time period between the closing date and the year end date, December 31, 2007, was relatively short and (2) there were no significant events that occurred or circumstances that changed between the closing date, the year-end date, or the date of the issuance of the Company’s financial statements that would indicate that the fair value of the investment was different from the carrying amount at December 31, 2007, the Company concluded that the estimated fair value of XL was not significantly different from the carrying value of the investment as of December 31, 2007 which was equal to the original investment value of US$5.5 million.

Note 19.  Shareholders’ Equity, page F-53

12.
We note your discussion on page F-53 with regards to restrictions imposed by the PRC for the transfer of assets and payment of dividends.  Tell us how you considered the requirements of Item 17 of Form 20-F and Rule 5-04(c) of Regulation S-X in determining whether parent company only financial statements should be included in the Company’s Form 20-F.

Response:

According to Schedule I under Rule 5-04 of Regulation S-X, “The schedule prescribed by Rule 12-04 shall be filed when the restricted net assets (Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.”

Under PRC laws and regulations, there are certain foreign exchange restrictions on the Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans or advances.

In addition, each of the Company’s consolidated subsidiaries in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves.  These reserves are not distributable in the form of cash dividends.

As of December 31, 2007, the Company’s total restricted net assets, which include paid up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of VIE subsidiaries in which the Company has no legal ownership, were approximately US$8.6 million, representing 4.8 percent of total consolidated net assets of the Company which amounted to US$180.7 million.

Based on the foregoing analysis, the Company concluded that Schedule I under Rule 5-04 of Regulation S-X was not required to be included in the Company’s Form 20-F of the fiscal year ended December 31, 2007.

Note 22.  Income Taxes, page F-63

13.
Your disclosures on page F-65 indicate that the Company does not believe that sufficient objective, positive evidence currently exists to conclude that realization of your deferred tax assets is more likely than not and therefore, the Company has maintained a full valuation allowance against your deferred assets.  We also note, however, from the table on page F-65 that the Company has realized a portion of this valuation for each of the last three fiscal years.  Considering the Company has been profitable for the past four years and considering you have actually been utilizing your deferred tax assets for the past three fiscal years, please explain further your basis for concluding that it is more likely than not that your deferred tax assets will not be realized.  Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted.  We refer you to paragraphs 20 to 25 and 103 of SFAS 109.

Response:

The Company has three reportable segments: a gaming software and service business segment, an online game and service business segment, and an Internet access and service segment.  The gaming software and service business segment is operated via Cambridge Entertainment Software Limited and its subsidiaries.  The online game and service business is operated via Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), FunTown Hong Kong Limited, and T2CN Holding Limited and its subsidiaries (“T2CN”). The Internet access and service segment is operated via Hoshin GigaMedia and Koos Broadband Telecom Co., Ltd. (“KBT”).

The Company has been profitable for the past four years. However, the majority of the Company’s income has been generated by one business unit – its “Gaming Software and Services” business which had no loss carryforward, nor deferred tax assets as of December 31, 2005, 2006 and 2007.  The income from operations of the “Gaming Software and Services” business for the years 2005, 2006 and 2007 represented 136 percent, 76 percent and 99 percent, respectively, of the Company’s total consolidated income from operations.

All of the Company’s significant deferred tax assets are in its Internet access and service business unit, which has incurred operating losses in most recent years, and a major portion of the tax operating loss carryforwards have expired unused. As a result, the Company concluded during 2005, 2006 and 2007 that at each year end it was not possible to determine that the realization of the deferred tax assets was more likely than not be realized. However, in light of the Staff’s comment and in order to assist the Staff in its review of the Company’s deferred tax assets, the Company has prepared a detail analysis of its deferred tax asset by each taxable entity.

The Company historically has not filed a consolidated tax return. Separate tax returns have been filed at the legal-entity level in accordance with the requirements of respective tax jurisdictions. Therefore, the Company’s assessments of realization of deferred tax assets were performed at the legal-entity level. Below are deferred tax assets by legal (taxable) entities as of December 31, 2005, 2006 and 2007.

Legal Entity (In US$ thousand)	2005		2006		2007
	Amount	%	Amount	%	Amount	%
Hoshin GigaMedia	$10,116	97%	$3,791	93%	$1,944	65%
KBT	280	3%	241	6%	213	7%
T2CN	-	-	-	-	855	28%

Legal Entity (In US$ thousand)	2005		2006		2007
	Amount	%	Amount	%	Amount	%
FunTown Hong Kong Limited	-	-	15*	1%	-	-
Total	$10,396	100%	$4,047	100%	$3,012	100%
Valuation Allowance	$(10,396)	100%	$(4,032)	99%	$(3,012)	100%
Deferred tax assets- net	$-	-	$15*	1%	$-	-

* No valuation allowance for deferred tax assets of approximately US$15,000 from FunTown Hong Kong Limited was deemed necessary as of December 31, 2006.

The Company acknowledges that it has utilized part of its deferred tax assets during the past three fiscal years; however, the Company has concluded that it is more likely than not that its deferred tax assets will not be realized. This conclusion is based on an analysis that factors in whether the following sources of taxable income identified in paragraph 21 of FAS 109 are available:

•	Future reversals of existing taxable temporary differences;

•	Future taxable income exclusive of reversing temporary differences and carryforwards;

•	Taxable income in prior carryback years; and

•	Tax planning strategies.

As requested by the Staff, the Company’s assessment also evaluates both positive and negative evidence related to the realization of deferred tax assets and weighs all such evidence accordingly. The Company’s evaluation and determination for each taxable entity with deferred tax assets is as follows:

Hoshin GigaMedia

Before 2006, Hoshin GigaMedia only operated an Internet access and service business. After the acquisition of FunTown in 2006, Hoshin GigaMedia consisted of two business operations – Internet access and service business and online game and service business. Most of the Company’s deferred tax assets were derived from Hoshin GigaMedia. The Company considered the following positive and negative evidence in reaching its determination.

Positive evidence:

-	Hoshin GigaMedia had taxable income in 2005, 2006 and 2007.

Negative evidence:

-
Hoshin GigaMedia had a history of operating and net losses running from 1998, when it was established, to 2003.  These losses resulted in significant tax loss carryforwards.  According to paragraph 23 of FAS 109, the Financial Accounting Standards Board considers a cumulative loss in recent years to be significant negative evidence that is difficult to overcome.

-
Limited realization of tax loss carryforwards.  Under local tax regulations, tax loss carryforwards can only be carried forward for 5 years from its origination and cannot be carried back.  In 2005, 2006 and 2007, approximately US$5.7 million, US$6.5 million, and US$2.1 million of Hoshin GigaMedia’s tax loss carryforwards became due.

During 2005, Hoshin GigaMedia did not have sufficient taxable earnings to utilize the tax loss carryforwards due in 2005 and was able to utilize only approximately US$364,000 of such tax loss carryforwards.  The remaining 94 percent of the tax loss carryforwards due in 2005 were unused and expired.

During 2006, Hoshin GigaMedia had US$2.3 million of tax loss carryforwards expire unused, which represented 35 percent of the total tax loss carryforwards due in 2006.  Had there not been the one-time disposal and related gain from the sale of the ADSL business in 2006 (i.e., this event generated an isolated one-time gain, resulting in a distortion of income for the period that would not be representative of Hoshin GigaMedia’s ability to generate taxable profits in the future), which utilized US$3.3 million deferred tax assets, US$5.6 million of Hoshin GigaMedia’s tax loss carryforwards would have expired unused, or 87 percent of its tax loss carryforwards due in 2006.

During 2007, approximately US$1.0 million of the Company’s tax loss carryforwards expired unused, which represented 47 percent of Hoshin GigaMedia’s tax loss carryforwards due in 2007.

-
Projected losses from Hoshin GigaMedia’s Internet access and service business and limited profits generated from the Company’s acquired online game business during the first few years after acquisition, resulting in insufficient sources of taxable income to realize Hoshin GigaMedia’s deferred tax assets.

Despite a history of six consecutive years of losses, Hoshin GigaMedia’s Internet access and service business turned profitable in 2004 and 2005, but such earnings were considered unsustainable.  In 2006 and 2007, excluding the one-time disposal and related gain from the sale of the ADSL business, the

Internet access and service business unit recorded losses again, reversing the profit trend in 2004 and 2005.  Slow market growth and strong market competition in the Taiwan broadband ISP market continue to negatively affect the profitability of Hoshin GigaMedia’s Internet access and service business.  The broadband Internet access service industry in Taiwan has been dominated by one major fixed-line telecommunication service provider, Chunghwa Telecom.  Their Hinet Broadband service has been the broadband ISP market leader, and was estimated to have approximately 80 percent of the market share, while the Company was estimated to have approximately 2 percent, 1 percent, and less than 1 percent of the market share in 2005, 2006 and 2007, respectively.  The primary basis for competition in Taiwan has been price, and the availability of similar services at competitive prices has made it difficult for Hoshin GigaMedia to attract and retain customers.  Hoshin GigaMedia’s broadband Internet access subscribers, excluding those from the disposed of ADSL business, decreased from 16,534 to 11,447 to 6,906 in 2005, 2006 and 2007, respectively, representing respective decreases of 31 percent and 40 percent compared to prior periods.  Management anticipated such deterioration would continue in the future and that its taxable loss would grow larger in the following years.

Starting in 2006, Hoshin GigaMedia’s core earnings included the results from the Company’s online game business.  Even though the online game business generated positive taxable income in 2006, profitability in the immediate future years remained uncertain due to the following: (1) given that 2006 was the Company’s first year operating the new online game business, it was the Company’s intention to invest and expand this acquired business and incur additional costs in the initial phase of business integration, which limited the profitability of the online game business in the first few years; and (2) the Company’s online game business was developing a new business model, creating additional uncertainties in recent years. Prior to 2007, the Company’s online game business has generated all of its revenue and net income from operating self-developed casual games.  In 2007, the Company’s online game business entered into a new business model, namely licensing role-playing games developed by third parties.

Based on the above factors and consideration of paragraph 23(d) of FAS 109, within the effective periods of Hoshin GigaMedia’s tax loss carryforward (which will fully expire by 2008), and the expected reversal periods of other deferred tax assets, the Company determined that the likelihood of future taxable income from Hoshin GigaMedia’s core earnings did not provide sufficient assurance of realization to avoid a valuation allowance.

-	Hoshin GigaMedia did not have a deferred tax liability as of December 31, 2005, 2006 and 2007 which, upon its reversal, would generate taxable income to utilize the deferred tax assets.

Pursuant to paragraph 103 of FAS 109, the Company determined that it was critical to evidence a history of earnings prior to the reversal of each valuation allowance.  With negative evidence outweighing the positive, the Company concluded that it was more likely than not that Hoshin GigaMedia’s deferred tax assets would not be realized as of December 31, 2005, 2006, and 2007.

KBT and T2CN

KBT and T2CN both had insignificant deferred tax assets as of December 31, 2005, 2006 and 2007.

KBT had a history of operating losses running from August 2001, when it was established, through 2005.  Under local tax regulations, tax loss carryforwards can only be carried forward for 5 years from its origination and can not be carried back.  From 2006, KBT began generating limited operating income for the first time.  The core business of KBT was engaged in a highly competitive Internet access operation and KBT has limited resources and a small market share.  Management concluded that it was unlikely that KBT would remain profitable in the near future.

T2CN also had a history of operating and net losses.  The Company began to consolidate T2CN results in June 2007.  T2CN had recorded operating losses since its establishment in April 2004.  In 2007, T2CN began to turn profitable for the first time.

According to paragraph 23 of FAS 109, the Financial Accounting Standards Board considers a cumulative loss in recent years to be a significant piece of negative evidence that is difficult to overcome.  The Company evaluated all available evidence, both positive and negative evidence, to conclude it was more likely than not that the deferred tax assets of KBT and T2CN would not be realized within the available carryforward periods.  Therefore, the Company determined that a full valuation allowance against KBT and T2CN’s deferred tax assets as of December 31, 2005, 2006 and 2007 was appropriate.

Conclusion

Overall, the Company has determined that valuation allowances were necessary for its net deferred tax assets due to the uncertainty surrounding their realization as of December 31, 2005, 2006 and 2007.  As discussed above, the Company evaluated the provisions of SFAS 109 in arriving at its determination.  If events occur in the future that management believes will make it more likely than not that the remaining deferred tax assets will be realized, an adjustment to the valuation allowances will be made, which will increase income if and when those events occur.

Exhibits

14.
Please confirm that the following three material contracts described on page 87 of your report appear as exhibits to your filing, and, if so, identify the exhibits by number.  Alternatively, please tell us why you have not filed the agreements.

•	Exclusive Call Option Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising;

•	Equity Pledge Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising; and

•	Proxy Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising.

Response:

The Company respectfully advises the Staff that the above-referenced agreements (the “2006 Agreements”) were replaced by a new set of agreements, namely, an Exclusive Call Option Agreement, an Equity Pledge Agreement and a Proxy Agreement, each dated March 20, 2008 (collectively, the “2008 Agreements”).  While the Company filed the 2008 Agreements and summarized the details thereof in the Material Contracts section of the 2007 Form 20-F, the Company inadvertently referenced the 2006 Agreements in the Material Contracts section.

Due to changes in the registered equity holdings of Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”), T2CN Information Technology (Shanghai) Co., Ltd. (“T2 Technology”), a wholly-owned subsidiary of the Company’s subsidiary, T2CN Holding Limited (“T2CN”), entered into the 2008 Agreements with the new equity holders of T2 Advertisement.  The 2008 Agreements replaced the 2006 Agreements, which had been entered into with the previous equity holders of T2 Advertisement.  Following the Company’s acquisition of T2CN and its consolidation into the Company’s financial statements beginning in June 2007, the Company filed the 2008 Agreements as exhibits to the 2007 Form 20-F (see Exhibits 4.64, 4.65 and 4.66 thereto).

The Company will correct the references to the 2008 Agreements in future filings.

*   *   *   *

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at +886 2 26568088 or Alec P. Tracy in Skadden Arps’ Hong Kong office at +852 3740-4710.  You may also contact Skadden Arps’ D.C. office at (202) 371-7000 and ask to be transferred.

Sincerely,

/s/ Arthur Wang
Arthur Wang
Chief Executive Officer

cc:	Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited